Exhibit 15.1

TITAN MEDICAL INC.

Management’s
Discussion and Analysis
for the year ended
December 31, 2021

March 23, 2022

Table of Contents

INTRODUCTION	3
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	3
OVERVIEW	4
SIGNIFICANT TRANSACTIONS	5
ENOS ROBOTIC SINGLE ACCESS SURGICAL SYSTEM	8
INTELLECTUAL PROPERTY AND LICENSING	13
RESULTS OF OPERATIONS	14
LIQUIDITY AND CAPITAL RESOURCES	18
SELECTED QUARTERLY INFORMATION	19
FOURTH QUARTER RESULTS	20
LIQUIDITY AND CAPITAL RESOURCES	21
CAPITAL MANAGEMENT	22
CONTRACTUAL OBLIGATIONS	23
COMPARISON OF ANTICIPATED VERSUS ACTUAL USE OF PROCEEDS FROM FINANCINGS	23
OFF-BALANCE SHEET ARRANGEMENTS	23
OUTSTANDING COMMON SHARE DATA	24
CRITICAL ACCOUNTING POLICIES AND ESTIMATES	24
RELATED PARTY TRANSACTIONS	25
FINANCIAL INSTRUMENTS	25
INTERNAL CONTROL OVER FINANCIAL REPORTING	25

MANAGEMENT DISCUSSION AND ANALYSIS	2

INTRODUCTION

The following Management’s Discussion and Analysis (“MD&A”) is prepared as of March 23, 2022 and should be read in conjunction with the audited consolidated statements of financial position and the related notes thereto for the year ended December 31, 2021 (the “Annual Financial Statements”) of Titan Medical Inc. (referred to hereinafter as “Titan”, the “Company”, “we”, “us” and “our”).

Unless otherwise indicated, all financial information in this MD&A is reported in thousands of US dollars except for share and earnings (loss) per share data which is reported in number of shares and US dollars respectively. The tables and charts included in this document form an integral part of this MD&A.

The common shares of the Company (the “Common Shares”) are listed under the symbol “TMDI” on The Nasdaq Capital Market (the “Nasdaq”) and “TMD” on the Toronto Stock Exchange (the “TSX”).

This MD&A has been prepared with reference to National Instrument 51-102 – Continuous Disclosure Obligations. Additional information related to Titan, including our Annual Report (“Annual Report”) on Form 20-F for the year ended December 31, 2021, is available via our website at www.titanmedicalinc.com, on SEDAR at www.sedar.com, and on the EDGAR section of the SEC’s website at www.sec.gov.

This MD&A includes references to the Company’s trade-marks and trade names, such as Titan, Titan Medical, and Enos, some of which may be protected under applicable intellectual property laws of one or more countries and which the Company believes is its property. Solely for convenience, the Company’s trade-marks referred to in this MD&A may appear without the TM or ® symbols, but such references are not intended to indicate, in any way, that the Company will not assert, to the fullest extent under applicable law, its rights to these trade-marks and trade names.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This discussion includes certain statements that may be deemed “forward-looking statements”. All statements in this discussion other than statements of historical facts that address future events, developments, or transactions that the Company expects, are forward-looking statements. These forward-looking statements are made as of the date of this MD&A. Forward-looking statements are frequently, but not always, identified by words such as “expect”, “anticipate”, “estimate”, “may”, “could”, “might”, “will”, “would”, “should”, “intend”, “believe”, “target”, “budget”, “plan”, “strategy”, “goals”, “objectives”, “predicts”; “potential”, “projects”, “possible”, “milestones”, “projection” or the negative of any of these words and similar expressions, although these words may not be present in all forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, but are not limited to, the factors discussed in the section entitled “Risk Factors” in the Annual Report. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as of the date of this MD&A and, other than as required by law, the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are based on a number of assumptions, which may prove to be incorrect, including but not limited to the assumptions discussed in the section entitled “Cautionary Note Regarding Forward Looking Statements” in the Company’s Annual Report. Accordingly, readers should not place undue reliance on forward-looking statements.

MANAGEMENT DISCUSSION AND ANALYSIS	3

This MD&A also includes market data and forecasts. Although the Company is responsible for all of the disclosure contained in this MD&A, in some cases the Company relies on and refers to market data and certain industry forecasts that were obtained from third party surveys, market research, consultant surveys, publicly available information and industry publications and surveys that it believes to be reliable. Unless otherwise indicated, all market and industry data and other statistical information and forecasts contained in this MD&A are based on independent industry publications, reports by market research firms or other published independent sources and other externally obtained data that the Company believes to be reliable. Any such market data, information or forecast may prove to be inaccurate because of the method by which it was obtained or because it cannot always be verified with complete certainty given the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties, including those discussed in the Annual Report under the heading “Risk Factors”. As a result, although the Company believes that these sources are reliable, it has not independently verified the information.

The sections of the Annual Report titled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” are expressly incorporated by reference into this MD&A. The Annual Report is available on the EDGAR section of the SEC’s website at www.sec.gov and on SEDAR at www.sedar.com.

OVERVIEW

Titan is a medical technology company headquartered in Toronto, Ontario with operations in Chapel Hill, North Carolina. Titan is focused on enhancing robotic assisted surgery (“RAS”) using innovative technology through a single access point. The Enos™ system, a single access robotic-assisted surgical platform (the “Enos System”) is being developed with an ergonomic focus to provide a surgical experience that imitates real-life movements that surgeons demand. The platform includes multi-articulating instruments designed to allow surgeons an increased range of motion in a confined space, with dexterity and the ability to exert the forces necessary to complete common surgical tasks. With the Enos System, Titan intends to initially pursue gynecologic surgical indications. By focusing on a single access point, the Company believes that patient trauma, post-operative pain and scarring can be reduced, and patients may be able to recover from surgery faster.

The Company’s innovations in RAS, including those directed at the Enos System, are protected by a growing patent portfolio that includes more than 200 patents and patent applications. Certain of Titan’s RAS technologies and related intellectual property have been licensed to Medtronic plc (“Medtronic”), while retaining world-wide rights to commercialize the technologies for use with the Enos System.

The Enos System is under development and has not been authorized for marketing by the U.S. Food and Drug Administration (“FDA”) or approved by any other regulatory authority in any other jurisdiction and until such authorizations or approvals are obtained, is not yet commercially available.

The Company is the successor corporation formed pursuant to two separate amalgamations under the Business Corporations Act (Ontario) on July 28, 2008. The address of the Company’s corporate office and its principal place of business is 76 Berkeley Street, Toronto, Ontario, Canada M5A 2W7. On May 29, 2020, the Company established Titan Medical USA Inc. (“Titan USA” or the “Subsidiary”), a Delaware corporation and a wholly owned subsidiary of the Company. Titan USA’s principal activity consists of R&D as well as the manufacturing of instruments and camera systems for the Enos System from its leased premises located in Chapel Hill, North Carolina.

In addition to leveraging in-house R&D capabilities, including for activities related to the Enos System and the development work performed pursuant to the agreement with Medtronic (see “Significant Transactions - Development Agreement & License Agreement with Medtronic”), the Company engages subcontractors and consultants to perform certain design and development, prototyping, and assembly and manufacturing activities.

MANAGEMENT DISCUSSION AND ANALYSIS	4

SIGNIFICANT TRANSACTIONS

February 2021 Equity Offering

On February 24, 2021, the Company closed an offering of 9,585,250 units of the Company (“February 2021 Units”) sold on a “bought deal” basis, at a price of $2.40 per February 2021 Unit for aggregate gross proceeds of $23 million. Each February 2021 Unit consists of one Common Share and one half (1/2) of one Common Share purchase warrant (each whole warrant, a “February 2021 Warrant”). Each February 2021 Warrant is exercisable to acquire one Common Share at an exercise price of $3.00 per Common Share until February 24, 2023. In connection with the February 2021 offering, the Company issued 670,967 broker warrants, each exercisable at $3.00 until February 24, 2023 for one Common Share.

Anticipated use of proceeds from the offering is for general corporate purposes and funding working capital and capital expenditures. As previously disclosed, general corporate purposes includes the development of the Enos System (see “Enos Single Access Robotic Assisted Surgical System - Development Plan”) and there have been no variations in the proposed use of proceeds to date.

January 2021 Equity Offering

On January 26, 2021, the Company closed an offering of 7,419,354 units of the Company (“January 2021 Units”) sold on a “bought deal” basis, at a price of $1.55 per January 2021 Unit for aggregate gross proceeds of $11.5 million. Each January 2021 Unit consists of one Common Share and one half (1/2) of one Common Share purchase warrant (each whole warrant, a “January 2021 Warrant”). Each January 2021 Warrant is exercisable to acquire one Common Share at an exercise price of $2.00 per share until January 26, 2026. In connection with the January 2021 offering, the Company issued 518,234 broker warrants, each exercisable at $1.9375 until January 26, 2023 for one Common Share.

Anticipated use of proceeds from the offering is for general corporate purposes and funding working capital and capital expenditures. As previously disclosed, general corporate purposes includes the development of the Enos System (see “Enos Single Access Robotic Assisted Surgical System - Development Plan”) and there have been no variations in the proposed use of proceeds to date.

Development Agreement & License Agreement with Medtronic

On June 3, 2020, the Company entered into a development and license agreement (the “Development Agreement”) with a U.S. affiliate of Medtronic in connection with the development of RAS technologies and a separate license agreement (the “License Agreement”, and together with the Development Agreement, the “Medtronic Agreements”) with Medtronic with respect to certain previously developed Company technologies.

Under the terms of the License Agreement, Titan granted Medtronic an exclusive license with regard to certain RAS technologies, including patents and know-how, for a one-time upfront royalty payment of $10 million received on June 10, 2020 with no further royalty payments due thereunder. Under the terms of the Development Agreement, Titan granted Medtronic an exclusive license with regard to the technologies developed under the Development Agreement in exchange for license fees totaling up to $31 million (the exact amount dependent on certain legal, transaction and intellectual property costs under the Medtronic Agreements). The total payments received under the Development Agreement were $30.6 million as described below, with no further royalty payments due thereunder. While the intellectual property licensed to Medtronic under the Medtronic Agreements may not be licensed to a third party, Titan has retained rights to continue to develop, commercialize and use the licensed intellectual property and the licensed technologies for the Company’s own business in single access RAS, including the Enos System. Furthermore, in connection with the sale of all or substantially all of the assets of the Company or a “change of control” (as such term is defined in the Medtronic Agreements), the Company may assign and transfer all of its rights under the Medtronic Agreements, allowing an acquirer to use the licensed intellectual property and technologies, as otherwise permitted under the Medtronic Agreements, for their own purposes.

MANAGEMENT DISCUSSION AND ANALYSIS	5

As of the date of this MD&A, all of the milestones under the Development Agreement have been completed and the associated payments were received from Medtronic. The milestones and associated payments were as follows:

Medtronic Milestone(1)	Deadline(2)	Payment (US $ 000’s)	Milestone Achieved
Medtronic Milestone 1	Four (4) months from Development Start Date(3)	10,000	Q4 2020(5)
Medtronic Milestone 2(4)	Four (4) months from Development Start Date	-	-
Medtronic Milestone 3	Six (6) months from the later of: (a) receipt by us of Payment for Medtronic Milestone 1, (b) receipt by us from Medtronic of Medtronic deliverables required for Medtronic Milestone 3, and (c) receipt by us from Medtronic of confirmation of certain due diligence in respect of our deliverables for Medtronic Milestone 1	10,000	Q2 2021(6)
Medtronic Milestone 4	Four (4) months from the later of: (a) receipt by us of Payment for Medtronic Milestone 3, (b) receipt by us of Medtronic deliverables for Medtronic Milestone 4, and (c) receipt by us from Medtronic of confirmation of certain due diligence in respect of our deliverables for Medtronic Milestone 3	10,600	Q4 2021(7)

Notes:

1.	Medtronic Milestone 1, Medtronic Milestone 3 and Medtronic Milestone 4 are each technology milestones as defined in the Development Agreement and consist of the completion of the development of certain RAS technologies as described in the Development Agreement.

2.	All as further described and qualified in the Development Agreement.
3.	“Development Start Date” has the meaning ascribed to it in the Development Agreement and was June 12, 2020.
4.	Medtronic Milestone 2 was a non-technology milestone defined in the Development Agreement having Titan raise at least $18.0 million of capital between the effective date of the Development Agreement and the date that is four months from the Development Start Date. Medtronic Milestone 2 was achieved in June 2020.
5.	On October 28, 2020, the Company received a $10 million license payment for completion of Medtronic Milestone 1.
6.	On May 28, 2021, the Company received a $10 million license payment for completion of Medtronic Milestone 3.
7.	On January 26, 2022, the Company received a $10 million license payment for completion of Medtronic Milestone 4 and a $0.6 million payment related to certain legal, transaction and intellectual property costs. As described below, a portion of the gross amount of $10.6 million was used to retire the $2.3 million Medtronic Loan (as defined below), resulting in a net payment of $8.3 million.

MANAGEMENT DISCUSSION AND ANALYSIS	6

Senior Secured Loan from Medtronic

On April 28, 2020, Titan received gross proceeds of $1.5 million from a senior secured loan (the “Medtronic Loan”) provided by an affiliate of Medtronic (“Medtronic Lender”). The Medtronic Loan was evidenced by an amended and restated senior secured promissory note (“Note”) dated June 3, 2020, in the principal amount of $1.5 million plus an amount equal to certain legal, transaction and intellectual property related expenses (“Legal Expenses”) incurred by Medtronic in connection with the License Agreement and Development Agreement with an interest charge at a rate of 8% per annum. The unpaid principal balance owing under the Note, together with any accrued and unpaid interest and all other unpaid obligations under the Note, was scheduled to be due and payable in full on the earliest to occur of: (i) June 3, 2023, (ii) the completion of the last milestone under the Development Agreement, or (iii) a Change of Control (as defined in the Note), subject to an accelerated due date under certain adverse conditions. Until repayment of the loan, Medtronic had the option of having one non-voting observer attend meetings of Titan’s Board of Directors (the “Board”).

The $2.3 million Note was retired on the completion of Medtronic Milestone 4 under the Development Agreement. Payments in respect of the Note retirement included the original amount of $1.5 million plus $0.6 million in legal, transaction and intellectual property costs and $0.2 million in interest.

Titan entered into a security agreement dated April 28, 2020 in favor of the Medtronic Lender (the “Security Agreement”) pursuant to which Titan granted to the Medtronic Lender a security interest in all of the Company’s present and future property including all personal property, inventory, equipment and intellectual property. On January 31, 2022, the security interest established under the Security Agreement was removed as a result of the repayment of the Medtronic Loan.

June 2020 Financing

On June 10, 2020, the Company completed a registered offering of 6,500,000 Common Shares, 11,500,000 Common Share equivalents (each, a “June 2020 Common Share Equivalent”) and 9,000,000 Common Share purchase warrants (each, a “June 2020 Warrant”) for total gross proceeds of approximately $18,000,000. Under the offering, the Common Shares, June 2020 Common Share Equivalent and June 2020 Warrants were sold in fixed combinations at an offering price of $1.00, consisting of one Common Share and one-half June 2020 Warrant or one June 2020 Common Share Equivalent and one-half June 2020 Warrant. Each June 2020 Warrant is exercisable to acquire one Common Share at an exercise price of $1.00 per Common Share until June 10, 2024. Each June 2020 Common Share Equivalent is convertible to one Common Share at a conversion price of $0.0001 and will expire when exercised in full. All 11,500,000 June 2020 Common Share Equivalents have been converted to Common Shares at various dates from June 10, 2020 to September 30, 2020.

In connection with the June 2020 offering, broker warrants were issued to the placement agent entitling the holder to purchase 1,260,000 Common Shares at an exercise price of $1.25 per share prior to expiry on June 10, 2024.

May 2020 Financing

On May 6, 2020, the Company completed a registered direct offering of 5,514,500 Common Shares at an offering price of $0.36268 per share and 2,757,252 unregistered Common Share purchase warrants (each, a “May 2020 Warrant”) for gross proceeds of $2,000,000. Each May 2020 Warrant is exercisable to purchase one Common Share at an exercise price of $0.3002 per Common Shares until November 6, 2025.

In connection with the May 2020 offering, broker warrants were issued to the placement agent entitling the holder to purchase 386,015 Common Shares at an exercise price of $0.45335 per share prior to expiry on November 6, 2025.

MANAGEMENT DISCUSSION AND ANALYSIS	7

March 2020 Financing

On March 25, 2020, the Company completed a registered offering of 7,000,000 Common Shares and 3,500,000 Common Share purchase warrants (each, a “March 2020 Warrant”) for total gross proceeds of approximately $1.2 million. Each March 2020 Warrant is exercisable to purchase one Common Share at an exercise price of $0.19 per share until March 25, 2025.

In connection with the March 2020 offering, broker warrants were issued to the placement agent entitling the holder to purchase 490,000 Common Shares at an exercise price of $0.2125 per share prior to expiry on March 25, 2025.

Aspire Common Share Purchase Agreement

On December 23, 2019, the Company entered into an agreement (the “Aspire Agreement”) with Aspire Capital Fund, LLC (“Aspire”). Under the terms of the Aspire Agreement, Aspire committed to purchase up to $35 million of Common Shares for a maximum of 9,729,777 Common Shares. To date, the Company has issued 6,981,048 Common Shares of Titan for total proceeds of $5.2 million ($2.7 million for the year ended December 31, 2021 and $2.1 million for the year ended December 31, 2020). The balance remaining on Aspire’s commitment is 2,748,729 Common Shares (with a maximum value of $29.8 million), accessible at the Company’s request from time to time, until June 23, 2022, subject to the terms and conditions of the Aspire Agreement.

ENOS SINGLE ACCESS ROBOTIC ASSISTED SURGICAL SYSTEM

Development

The Company’s business is focused on the development and commercialization of innovative surgical technologies for single access RAS requiring only a single port. The Company is presently focused on the development of the Enos System, which comprises a surgeon-controlled patient cart with a 3D high-definition vision system and multi-articulating instruments for performing surgical procedures, and a surgeon workstation that provides the surgeon with an ergonomic interface to the patient cart and a 3D high-definition view of the surgical procedure. The Company intends to initially pursue gynecologic surgical indications for use of its Enos System.

Development of the Enos System has proceeded with input from various stakeholders including surgeons and operating room staff experienced in RAS, specialized medical technology development firms and from the Company’s surgeon advisory board. This approach has positioned the Company to design a robotic surgical system intended to include the traditional advantages of RAS, including 3D stereoscopic imaging and restoration of instinctive control, as well as new and enhanced features, including an advanced surgeon workstation incorporating a 3D high-definition display providing a more ergonomic user interface and a patient cart facilitating the use of instruments with enhanced dexterity.

The Enos System patient cart has been developed with the goal of delivering multi-articulating instruments and a dual-view camera system into a patient’s abdominal body cavity through a single access port. The dual-view camera system consists of a flexible 3D high-definition endoscopic camera along with a light source and an insertion tube with a diameter of approximately 25 millimeters that includes an integrated 2D high-definition camera along with an independent light source that, once inserted, provides visualization of the surgical site for optimal surgical positioning of the patient cart. Once the insertion tube is positioned in the body, it is docked to a central drive unit of the patient cart and the 3D high-definition endoscopic camera is subsequently deployed in a manner that the endoscopic camera and multi-articulating instruments can be controlled by the surgeon via the surgeon workstation. The reusable multi-articulating instruments provide for highly dexterous movement in use and are designed to facilitate an assortment of permanent and detachable single patient use end effectors. The use of reusable robotic instruments for a specific number of uses that can be cleaned and sterilized between surgeries is intended to minimize the cost per procedure without compromising surgical performance. The design of the patient cart also incorporates multiple mechanical elements for surgical positioning allowing for configurability for a number of surgical indications and the ability to be maneuvered within the operating room, or redeployed within hospitals and ambulatory surgical centers, where applicable.

MANAGEMENT DISCUSSION AND ANALYSIS	8

As part of the development of the Enos System, the Company plans on the development of a robust training curriculum and post-training assessment tools for surgeons and surgical teams. The training curriculum is planned to include cognitive pre-training, psychomotor skills training, surgery simulations, live animal and human cadaver lab training, surgical team training, troubleshooting and an overview of safety. Post-training assessment will include validation of the effectiveness of those assessment tools. A software training system developer has produced an initial set of core surgical skills simulation modules customized for use with the surgeon workstation in the first phase of the comprehensive surgeon training curriculum that the Company plans for its Enos System.

The Company has worked to deepen its intellectual capital through the recruitment of an in-house technical team and continuously evaluates its technologies under development for intellectual property protection through a combination of trade secrets and patent application filings. The Company continues to focus on the filing and prosecution of patents that management believes validate the novelty of its unique technology.

Regulatory Overview

RAS systems are highly regulated, complex medical devices. The Company has used a combination of internal and external resources to execute the research, development and regulatory plans for the Enos System. Development objectives have been established to support a planned regulatory submission to the FDA for marketing authorization in the US, followed by submittal of a Technical File to a European Notified Body to obtain CE marking, which indicates that a product for sale within the European Economic Area has been assessed to conform to health safety and environmental protection requirements.

In the US, the regulatory clearance process includes a Q-Submission Program that provides companies an opportunity to interact with and obtain feedback from the FDA on specific aspects of the regulatory process, requirements and planned submissions including Investigational Device Exemption (“IDE”) applications, 510(k) applications and De Novo classification requests. Certain Q-Submissions, termed Pre-Submissions, typically include a request for written feedback, and if desired, a meeting in which additional feedback and findings are documented in meeting minutes. The recommendations made by the FDA in response to a Pre-Submission are non-binding on the FDA, and circumstances related to a company’s product or potential risks identified through post-market surveillance of similar products in clinical use may further change the position of the FDA. Furthermore, while the FDA encourages Q-Submissions, there is no assurance that feedback provided from these communications will result in regulatory marketing authorization, nor does it preclude any identified future changes in regulatory pathways.

The Company has filed a number of Q-Submissions and based on ongoing communications with the FDA, expects that the Enos System will be classified as a Class II device and accordingly plans to obtain marketing authorization through a classification request for novel devices in accordance with section 513(f)(2) of the U.S. Federal Food, Drug and Cosmetic Act (the “FD&C Act”), commonly known as a De Novo classification submission. In 2020, the Company filed a Request for Information in response to communications the Company had with the FDA, in which the FDA raised the question of whether RAS devices would generally continue to be eligible for classification as Class II devices and the 510(k) submission pathway, or whether a De Novo submission would be more appropriate for such devices. While the Company had previously confirmed with the FDA that the Enos System would be suitable for marketing authorization through a 510(k) submission, in December 2020, it received a written response (the “Written Response”) from the FDA to its Request for Information in accordance with section 513(g) of the FD&C Act that indicated that the FDA believes, based on information provided to it, that the Enos System is appropriate for classification through the De Novo submission pathway. The FDA stated that the technological differences between the Enos System and RAS devices previously cleared for marketing by the FDA raise new questions of safety and effectiveness, and that a 510(k) application submitted by the Company claiming substantial equivalence to any previously marketed RAS device would most likely be determined to be not substantially equivalent. In view of the Written Response and additional guidance provided by the FDA to the Company, the Company plans to proceed with a De Novo classification request for the Enos System following successful completion of the IDE clinical study as described below.

MANAGEMENT DISCUSSION AND ANALYSIS	9

Requests for Information made pursuant to Section 513(g) of the FD&C Act require the FDA to provide information about the classification and the regulatory requirements that may be applicable to a particular device. FDA responses to such requests represent the FDA’s best judgement about how a device would be regulated, based upon review of information provided by a requester, including the description of the device and its intended use. The FDA’s response to a 513(g) request is not a classification decision for a device and does not constitute FDA clearance or approval for commercial distribution. Classification decisions and clearance or approval for marketing require submissions under different sections of the FD&C Act, such as a classification obtained in response to a 510(k) submission or a De Novo submission.

The De Novo classification request provides a pathway for the FDA to classify novel medical devices for which general controls, or general and special controls, provide a reasonable assurance of safety and effectiveness, but for which there is no legally marketed predicate device. The De Novo process allows the FDA to review a company’s submission and reasons as to why the device should be a Class II device, including the review of the general and special controls that would provide reasonable assurance of the safety and effectiveness of the device. Included in such a classification request, clinical, non-clinical, test and design data may be provided to support a company’s recommendation for the classification of the device as a Class II device. After the FDA receives and reviews a request, a determination (generally within 150 review days) is made to either grant or decline the request. Review days are calculated as the number of calendar days between the date the De Novo request was received by the FDA and the date of the FDA's decision, excluding the days a request was on hold for an additional information request. If the request is granted (i.e. the device is determined to be a Class II device), the device is authorized to be marketed and a new classification regulation will be established, ultimately allowing the novel device to serve as a predicate for 510(k) submissions of future devices of the same type. Should the De Novo classification request be declined, and the device is therefore classified as a Class III device, a premarket approval application under section 515 of the FD&C Act, also known as a PMA, would be required to market the device, involving a more expensive and time-consuming approval process.

Since the Enos System is presently under development and the Company has not submitted any applications for marketing authorization, it is not possible to predict with certainty the outcome of any review by the FDA and the time required to complete activities necessary for regulatory marketing authorization is not quantifiable at this time. The FDA’s recent review and response to the Company’s proposed IDE clinical study general design and planning occurred during a video conference call held in September 2021. While the general design of the Company’s planned IDE clinical study was confirmed, more detailed communication will be required to reach agreement on the content of a complete IDE application, including the final clinical design, risk analyses, safety testing, human factors testing, and preclinical data. Accordingly, the Company plans on further communications and submissions with the FDA to clarify the requirements for the IDE application and to understand any special controls which the FDA may apply to the IDE clinical study. Additional Pre-Submissions will allow the FDA to review the state of the current design of the surgical system, and the inclusion of test data and more detailed proposals for clinical protocols would allow the FDA to provide additional feedback and/or suggest modifications.

The performance of human surgeries as part of the proposed clinical study with the Enos System will require an IDE from the FDA, which must be submitted and approved in advance. An IDE allows the investigational device to be used in a clinical study in order to collect safety and effectiveness data.  Further, the recruitment of surgeons from multiple hospital sites will be necessary to perform the surgeries as well as the recruitment of patients willing to participate in the IDE study. Each of these sites will require approval of their independent Institutional Review Board (“IRB”) to approve the studies. Application to the IRB of each hospital can be made once the FDA has approved the Company’s IDE application. Only upon successful completion of the IDE clinical study will the Company be in a position to submit to the FDA an application for De Novo classification for marketing authorization.

MANAGEMENT DISCUSSION AND ANALYSIS	10

Previous results achieved by surgeons in operating prototypes in numerous animal and cadaver studies have preliminarily validated the potential for single incision surgeries to be performed with the Enos System. Insights gained from these preclinical studies have directed the Company to make product improvements. In June 2019, the Company commenced preclinical live animal and cadaver studies according to Good Laboratory Practices (“GLP”) and subsequently, on July 18, 2019, announced the successful completion of those studies. Following the completion of the GLP procedures, the Company proceeded to perform human factors evaluation (“HFE”) studies, which included verification of production system operation with clinical experts under simulated robotic manipulation exercises. However, during the GLP and HFE studies, the Company identified opportunities to improve the performance of instruments, camera systems and sterile interfaces before proceeding further, which may require repeating those studies with enhanced designs.

During the third quarter of 2021, the Company completed additional pre-clinical GLP studies. The pre-clinical studies involved utilizing the Enos System to perform hysterectomies in porcine subjects. The subjects successfully completed the survival period in the study. With the completion of these studies, surgeons have now performed over 70 pre-clinical procedures representing multiple subspecialties with Titan’s Enos System.

During the third quarter of 2019, the Company’s European Notified Body also completed audits of the Company’s quality system procedures and related documentation for ISO 13485 Certification, which was ultimately received in January 2020. In September 2021, a surveillance audit of the Company’s quality system was successfully completed by the Company’s Notified Body.

Development Plan

For the purposes of this section, the description and milestone chart with respect to the Company’s development plan should be read in conjunction with the “Risk Factors” section of the Annual Report.

The Company is focused on the development and commercialization of the Enos System. The following chart and narrative are provided to outline the significant development and regulatory milestones required to achieve the overall goal of commercializing the Enos System in the United States.

MANAGEMENT DISCUSSION AND ANALYSIS	11

While the milestone chart is based on information currently available to the Company, there is no assurance that the development, regulatory and commercialization milestones set forth above will be completed within the timeframes forecasted, if at all, and are based upon the following key assumptions:

1.	The Company will complete each milestone within the projected timeframe and at the estimated cost.

2.	The Company will receive on a timely basis all applicable regulatory authorizations, approvals or clearances including without limitation the planned IDE application and the planned De Novo application to the FDA.

3.	There will be no significant changes to the regulatory authorization process in the United States.

4.	The Company will be able to secure a sufficient number of hospital sites, surgeons and patients as part of the IDE clinical study.

5.	The costs of materials and components required by the Company, availability of sufficiently qualified personnel and the wages and salaries of such personnel and the costs and timing of engaging third parties in respect of the Company’s clinical study and the manufacturing of its Enos System will remain stable.

6.	Despite global supply chain challenges, the Company and the manufacturing firms it engages will be able to secure components and subsystems for the Enos System on a timely basis, and no unforeseen shortages or shipping delays will arise.

7.	The Company will be able to raise required financing on a timely basis to support its development program, manufacturing, human clinical study and operations.

8.	The design of the Enos System and related platforms and equipment will not be required to materially change for any reasons (including without limitation due to results of safety and verification testing, market demands, intellectual property or regulatory issues).

9.	The Company will be able to engage, retain and recruit, as necessary, technical personnel, contractors and third parties (such as development firms and manufacturers) with the type of specialized skill and knowledge required to develop, manufacture and test the Enos System.

The foregoing list of assumptions is not exhaustive. Although the Company has attempted to identify on a reasonable basis the key assumptions related to forward-looking statements in the development milestone table above, there can be no assurance that the forward-looking statements will prove to be accurate, as events or circumstances or other factors could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements.

The Company plans to file the IDE application for the Enos System with the FDA in the first quarter of 2023 and anticipates receiving a response on the IDE application from the FDA in the first half of 2023. Associated milestones as set forth in the chart above are described in additional detail below.

•	Completion of Product Development and Transfer to Manufacturing – The Company is presently working to complete product development to accommodate the transfer of the Enos System to manufacturing, including the areas of supply chain management, product assembly and testing, and implementation of software updates related to safety controls. Completion of product development is anticipated to be completed by mid-2022. The Company relies on its employees as well as engagements with consultants, development firms and manufacturers to complete product development. Any interruptions in the engagement of the forgoing or from other interruptions related thereto, such as supply chain interruptions, will impact the Company’s ability to complete product development.

•	Manufactured Units Safety and Verification Testing – Upon completion of product development and the delivery of manufactured units of the Enos patient cart and surgeon workstation, the Company anticipates completing system verification and validation and safety testing in support of the planned IDE submission to the FDA.

MANAGEMENT DISCUSSION AND ANALYSIS	12

•	IDE Application, FDA Review, IDE Study – Upon successful completion of safety and verification testing of the Enos patient cart and surgeon workstation as well as the biocompatibility testing of instruments, cameras and accessories, the Company expects it will have the requisite information necessary to submit a complete IDE application to the FDA in the first quarter of 2023. Upon receiving approval of the IDE application by the FDA, the Company plans to commence human clinical studies to validate the safety and effectiveness of the Enos System. With the feedback from the FDA during the second half of 2021, it is anticipated that the IDE clinical study will include total laparoscopic hysterectomies performed on 30 to 40 patients at 3 to 4 clinical sites. The Company has already begun IRB site preparation for the selected clinical sites. Based on the expected timing of filing the IDE application and the FDA review and approval process, the Company anticipates that the surgical procedures associated with the IDE, and the associated follow-up, can be completed in early 2024.

•	De Novo Application and FDA Review – Assuming the successful completion of the IDE study, including follow-up data, the Company expects to submit its De Novo application to the FDA and receive the FDA’s response in 2024.

•	Commercialization – The Company anticipates a commercial launch of the Enos System in early 2025 upon receipt of marketing authorization from the FDA. Commercial manufacturing of the Enos System is expected to be an extremely detailed and complex process with the potential for delays, interruptions (including supply chain interruptions) or cost overruns.

The total costs to complete the development of the Enos System cannot yet be determined with a high degree of certainty, and the costs may be substantially higher than any estimated by the Company. Please see “Special Note Regarding Forward-Looking Statements” and “Risk Factors” in the Annual Report.

The Company anticipates that its cash balance of $32.3 million at December 31, 2021, the $8.3 million license fee net of the Note retirement that the Company received on January 26, 2022 upon completion of Medtronic Milestone 4 under the Development Agreement and the ability to raise additional capital that is available under the Aspire Agreement will be sufficient to fund the development of the Enos System and operational expenses into the first quarter of 2023. However, unexpected increases in costs and expenses due to operational decisions made by the Company and/or factors beyond the Company’s control, such as pandemics including COVID-19 or any variants and international conflicts including the Russian invasion of Ukraine, or any delays related to sourcing of parts and materials or higher than expected inflation rates impacting pricing of parts and materials could cause a material impact on working capital resources of the Company.

Due to the nature of technology development and the related medical device regulatory pathway in the United States, there is no assurance that the development, regulatory and commercialization milestones set forth above will be completed within the timeframes forecasted, if at all, and there can be no assurance with respect to the resources that may be required to achieve these milestones, including both internal resources with respect to the availability to the Company of qualified technical personnel and third party development and manufacturing firms. Furthermore, additional required development or regulatory tasks could be identified in the course of the development, manufacturing and testing of the Enos System which may elongate the forecast timeline. The review times for IDE applications as well as De Novo applications with the FDA can vary greatly, and there can be no assurance as to the time it will take for the Company to receive FDA marketing authorization for the Enos System, or whether such authorization will be obtained at all.

INTELLECTUAL PROPERTY AND LICENSING

The Company’s patent portfolio includes over 200 patents and patent applications as of March 23, 2022. The Company anticipates further expanding its patent portfolio by filing additional patent applications as it progresses in the development of robotic surgical technologies and, potentially, by licensing suitable technologies.

Pursuant to the License Agreement (see “Significant Transactions - Development Agreement & License Agreement with Medtronic”), the Company exclusively licensed to Medtronic a portion of its portfolio related to certain aspects of instruments and cameras, while retaining the world-wide rights to commercialize the licensed technologies for the Company’s own business in single access RAS. Furthermore, pursuant to the Development Agreement with Medtronic, the Company developed certain RAS technologies, that were completed and exclusively licensed by Medtronic for license payments of $30.6 million. The Company retains the world-wide rights to commercialize any developed technology in its own business (see “Significant Transactions - Development Agreement & License Agreement with Medtronic”).

MANAGEMENT DISCUSSION AND ANALYSIS	13

IP Exclusivity and Independence

Under each of the Medtronic Agreements, while Titan granted an exclusive license to Medtronic, Titan retained world-wide ownership rights to independently commercialize the licensed technologies in single access RAS, including with the Enos System and enhancements thereof. Under each of the Medtronic Agreements Titan may assign its intellectual property rights thereunder in connection with the sale of all or substantially all of the assets of Titan or in connection with a “change of control” (as such term is defined therein).

RESULTS OF OPERATIONS

	Year Ended December 31,
	2021	2020	2019
	$	$	$
Revenue	20,093	20,000	-

Expenses
Research and development	37,955	7,937	51,418
General and administrative	12,426	7,629	7,815
Depreciation and amortization	699	283	33
	51,080	15,849	59,266
Net (loss) income from operations	(30,987)	4,151	(59,266)

Finance income	(73)	(29)	(116)
Finance expenses	125	1,091	423
Foreign exchange loss	76	114	38
Other income	(605)	-	-
(Gain) loss on fair value of warrant derivative	(15,708)	27,856	(19,801)
Warrant derivative liability issue cost	-	1,816	2,097
Gain on settlement	-	(2,513)	-
Total other expenses (income)	(16,185)	28,335	(17,359)
Income tax expense	56	-	-
Net and comprehensive loss	(14,858)	(24,184)	(41,907)
Basic and diluted loss per share	(0.14)	(0.36)	(1.37)

Financial Position (As at December 31)
Cash	32,306	25,469	814
Total assets	47,222	29,838	3,382
Total non-current liabilities	1,037	751	8
Total equity	35,293	(13,809)	(11,682)

Revenue

Revenue was $20.1 million for the year ended December 30, 2021 compared to $20.0 million and nil for the years ended December 31, 2020 and December 31, 2019, respectively.

Revenue in 2021 and 2020 was entirely related to license payments earned from Medtronic. In 2021, the Company earned license revenue from achieving two defined milestones in the Development Agreement. In 2020, the Company earned $10.0 million in revenue related to an upfront license payment pursuant to the License Agreement and $10.0 million from achieving a defined milestone in the Development Agreement. The Company did not earn any revenue in 2019.

MANAGEMENT DISCUSSION AND ANALYSIS	14

The Company has completed all of the milestones under the Development Agreement and the License Agreement with Medtronic and has earned $40.6 million of the maximum amount of $41 million. See “Significant Transactions - Development Agreement & License Agreement with Medtronic”.

Research and Development

Research and development (“R&D”) expenses were $38.0 million for the year ended December 31, 2021 compared to $7.9 million for the year ended December 31, 2020 and $51.4 million for the year ended December 31, 2019.

In 2021, R&D expenses were related to the development of the Enos System and the development work required to achieve the milestones under the Development Agreement with Medtronic. The Company continues to establish its team in Chapel Hill that has grown significantly in 2021 to over 35 employees at December 31, 2021, comprised of engineers, quality and regulatory staff focused on the development of the Enos System.

In 2020, the Company temporarily suspended R&D activities in the first half of 2020, and following execution of the Medtronic Agreements in June 2020, the Company made the strategic decision to move a significant portion of its R&D in-house at its new facility in Chapel Hill, North Carolina to advance both the development of the Enos System and complete the development work required to achieve the Medtronic Milestones. See “Significant Transactions - Development Agreement & License Agreement with Medtronic”.

In 2019, R&D expenses were $51.4 million related to the development of the Enos System. In 2019, the Company outsourced all development work.

General and Administrative

General and administrative (“G&A”) expenses were $12.4 million for the year ended December 31, 2021 compared to $7.6 million for the year ended December 31, 2020 and $7.8 million for the year ended December 31, 2019.

The increase in G&A expenses in 2021 compared to 2020 is related to an increase in stock-based compensation of $2.6 million, $0.7 million in severance costs, expansion of the senior leadership team to support the development of the Enos system and professional fees related to market research.

The decrease in G&A expenses in 2020 compared to 2019 is primarily related to a decrease in stock-based compensation of $0.6 million.

Depreciation and Amortization

Depreciation and amortization expenses consists of depreciation of right of use assets, property plant and equipment and amortization of patent rights.

Depreciation and amortization expenses were $0.7 million for the year ended December 31, 2021 compared to $0.3 million for the year ended December 31, 2020 and $33,000 for the year ended December 31, 2019.

The increase in depreciation and amortization expenses in 2021 compared to 2020 is related to the expansion of the lease at the Company’s facility in Chapel Hill, equipment purchased to support R&D and manufacturing, and amortization of the Company’s patents.

The increase in depreciation and amortization expenses in 2020 compared to 2019 is related to the lease costs from establishing the Company’s facility in Chapel Hill, equipment purchased to support R&D and manufacturing, and amortization of the Company’s patents.

MANAGEMENT DISCUSSION AND ANALYSIS	15

Net (Loss) Income from Operations

Net loss from operations was $31.0 million for the year ended December 31, 2021 compared to net income from operations of $4.2 million for the year ended December 31, 2020 and a net loss from operations of $59.3 million for the year ended December 31, 2019.

The increase in net loss from operations in 2021 compared to 2020 is primarily related to R&D costs to advance the development of the Enos System and the costs incurred related to the Development Agreement and an increase in stock based compensation, partially offset by the revenue from the Development Agreement.

In 2020, net income from operations was related to $20 million in license revenue from the License Agreement with Medtronic, partially offset by G&A expenses and limited R&D expenses as the Company temporarily suspended R&D activities in the first half of 2020.

In 2019, net loss from operations of $59.3 million was primarily related to R&D costs to advance the development of the Enos System.

Other (income) expenses

During the year ended December 31, 2021, the Company recognized other income of $16.2 million compared to other expenses of $28.4 million for the year ended December 31, 2020 and other income of $17.4 million for the year ended December 31, 2019.

	Year Ended December 31,
	2021	2020	2019
	$	$	$
Finance income	(73)	(29)	(116)
Finance expenses	125	1,091	423
Foreign exchange loss	76	114	38
Other income	(605)	-	-
(Gain) loss on fair value of warrant derivative	(15,708)	27,856	(19,801)
Warrant derivative liability issue cost	-	1,816	2,097
Gain on settlement	-	(2,513)	-
Total other (income) expenses	(16,185)	28,335	(17,359)

Finance income

Finance income was $73,000 for the year ended December 31, 2021 compared to $29,000 for the year ended December 31, 2020 and $116,000 for the year ended December 31, 2019.

The increase in finance income in 2021 compared to 2020 is related to interest income earned on the Company’s cash balances that were significantly higher in 2021 than 2020.

The decrease in finance income in 2020 compared to 2019 is related to interest income earned on the Company’s cash balances that were lower in 2020 than 2019.

Finance expenses

Finance expenses were $0.1 million for the year ended December 31, 2021 compared to $1.1 million for the year ended December 31, 2020 and $0.4 million for the year ended December 31, 2019.

Finance expenses in 2021 were related to interest on the Medtronic Loan. In 2020, the finance expenses related to interest on the Medtronic Loan and interest charges from an agreement with a product development supplier on outstanding payables. In 2019, the finance expenses related to interest charges from an agreement with a product development supplier on outstanding payables.

MANAGEMENT DISCUSSION AND ANALYSIS	16

Foreign exchange loss

Foreign exchange loss was $76,000 for the year ended December 31, 2021 compared to $114,000 for the year ended December 31, 2020 and $38,000 for the year ended December 31, 2019. Foreign exchange loss in all years is related to the revaluation of the Canadian dollar non-monetary assets.

Other income

Other income was $0.6 million for the year ended December 31, 2021 compared to $nil for the years ended December 31, 2020 and December 31, 2019, respectively. Other income of $0.6 million in 2021 is related to certain legal, transaction and intellectual property costs that were previously capitalized in the Medtronic Loan and subsequently reimbursed by Medtronic.

(Gain) Loss on Fair Value of Warrant Derivative

For the year ended December 31, 2021, the gain on the fair value of the warrant derivative was $15.8 million compared to a loss of $27.9 million for the year ended December 31, 2020 and a gain of $19.8 million for the year ended December 31, 2019.

The warrant derivative is marked to market at each reporting period and the gain or loss represents the change in valuation of the warrant derivative liability and can fluctuate significantly based on the market price of the Company’s Common Shares.

Warrant Derivative Liability Issue Cost

The warrant derivative liability issue cost was $nil for the year ended December 31, 2021, compared to $1.8 million for the year ended December 31, 2020 and $nil for the year ended December 31, 2019.

The warrant derivative liability issue cost is related to the proportional amount of issuance costs associated with the purchase warrants pursuant to the June 2020 equity offering.

Gain on Settlement

The gain on settlement was $nil for the year ended December 31, 2021, compared to $2.5 million for the year ended December 31, 2020 and $nil for the year ended December 31, 2019.

In 2020, the Company settled a legal claim with a supplier for a payment to the supplier of $1.1 million and in exchange the supplier returned certain personal property and related electronic data to the Company.

Income tax expense

Income tax expense was $56,000 for the year ended December 31, 2021, compared to $nil for the years ended December 31, 2020 and December 31, 2019, respectively.

Net and Comprehensive Loss

Net and comprehensive loss was $14.9 million for the year ended December 31, 2021, compared to $24.2 million for the year ended December 31, 2020 and $41.9 million for the year ended December 31, 2019.

MANAGEMENT DISCUSSION AND ANALYSIS	17

The decrease in net loss in 2021 compared to 2020 was due to a $35.1 million increase in loss from operations related to the development of the Enos System and an increase in stock based compensation, offset by the $43.6 million difference in the fair value of the warrant derivative.

The decrease in net loss in 2020 compared to 2019 was due to a $63.4 million improvement in loss from operations related to $20.0 million in revenue from the Medtronic Agreements and a significant decrease in R&D expenses as the Company temporarily suspended R&D activities in the first half of 2020 and then subsequently in June 2020, moved a significant portion of its R&D in-house to its new R&D center in Chapel Hill to advance both the development of the Enos System and complete the development work required to achieve the Medtronic Milestones. See “Results of Operations – Research and Development” and “Significant Transactions - Development Agreement & License Agreement with Medtronic”.

LIQUIDITY AND CAPITAL RESOURCES

	Year Ended December 31,
	2021	2020	2019
	$	$	$
Cash used in operating activities	(36,617)	(845)	(45,961)
Cash provided by financing activities	44,209	26,099	35,762
Cash used in investing activities	(755)	(599)	(458)
Net change in cash during the period	6,837	24,655	(10,657)
Cash, beginning of period	25,469	814	11,471
Cash, end of period	32,306	25,469	814

The Company had cash of $32.3 million at December 31, 2021, compared to $25.5 million at December 31, 2020 and $0.8 million at December 31, 2019.

Operating Activities

Cash used in operating activities was $36.6 million for year ended December 31, 2021 compared $0.8 million for year ended December 31, 2020 and $46.0 million for year ended December 31, 2019.

Cash used in operating activities in 2021, was primarily related to the costs associated with the development of the Enos System and the development work under the Development Agreement with Medtronic.

In 2020, cash used in operating activities was significantly lower as the Company temporarily suspended R&D activities in the first half of 2020 before moving a significant portion of its R&D in-house. See “Results of Operations – Research and Development” and “Significant Transactions - Development Agreement & License Agreement with Medtronic”.

In 2019, cash used in operating activities of $46.0 million was primarily related to the costs associated with the development of the Enos System.

Financing Activities

Cash provided by financing activities was $44.2 million for year ended December 31, 2021 compared $26.1 million for year ended December 31, 2020 and $35.8 million for year ended December 31, 2019.

In 2021, the Company raised $31.3 million from the issuance of Common Shares and warrants in two separate financings (see “Significant Transactions – February 2021 Equity Offering and January 2021 Equity Offering”). In addition, the Company received proceeds of $10.0 million related to the exercise of warrants and $2.7 million from the issuance of Common Shares to Aspire.

MANAGEMENT DISCUSSION AND ANALYSIS	18

In 2020, the Company raised $21.2 million from three separate financings (see “Significant Transactions – June 2020 Financing, May 2020 Financing and March 2020 Financing”); $2.0 million from the issuance of Common Shares to Aspire and received $1.5 million under the Note from Medtronic (see “Significant Transactions – Senior Secured Loan from Medtronic”).

In 2019, the Company received gross proceeds of $28.8 million from the issuance of Common Shares and warrants in an equity financing. In addition, the Company received proceeds of $5.3 million from the issuance of Common Shares to Aspire and $3.3 million related to the exercise of warrants.

Investing Activities

Cash used in investing activities was $0.8 million for year ended December 31, 2021 compared $0.6 million for year ended December 31, 2020 and $0.5 million for year ended December 31, 2019.

In 2021 and 2020, cash used in investing activities related to the purchase of equipment for the development of the Enos System and patent costs.

In 2019, cash used in investing activities related to patent costs.

Working Capital

The Company defines working capital as current assets less current liabilities. Working capital was $32.7 million at December 31, 2021. Working capital includes the non-cash warrant derivative liability of $4.9 million. The Company anticipates that its working capital will be sufficient to continue to fund the development of its Enos System and operational expenses through the first quarter of 2023.

However, unexpected increases in costs and expenses due to operational decisions made by the Company and/or factors beyond the Company’s control, such as pandemics including COVID-19 or any variants and international conflicts including the Russian invasion of Ukraine, could cause a material impact on working capital resources of the Company.

SELECTED QUARTERLY INFORMATION

The following is selected financial data for each of the eight most recently completed quarters, derived from the Company’s financial statements, and calculated in accordance with IFRS. Net and comprehensive (loss) / income figures include the non-cash effects of adjustments in the valuation of outstanding warrant liability.

	Revenue	Net and comprehensive (loss) income	Basic and diluted (loss) earnings per share
	$	$	$
December 31, 2021	10,000	9,431	0.08
September 30, 2021	-	(8,555)	(0.08)
June 30, 2021	10,043	(940)	(0.01)
March 31, 2021	50	(14,794)	(0.15)
December 31, 2020	10,000	(20,633)	(0.25)
September 30, 2020	-	(1,641)	(0.02)
June 30, 2020	10,000	(1,143)	(0.02)
March 31, 2020	-	(768)	(0.02)

MANAGEMENT DISCUSSION AND ANALYSIS	19

Significant changes in key financial data from January 1, 2020 through December 31, 2021 reflect the following:

•	the revenue recognition of the payments received pursuant to the Medtronic Agreements;
•	the resumption of product development following receipt of license fees earned pursuant to the Medtronic License Agreement and Development Agreement;
•	the equity capital raises in the capital markets, all since the first quarter of 2020;
•	the Company established in-house R&D capabilities in Q3 2020 that increased staffing costs; and
•	the ongoing non-cash impact associated with the requirement to revalue the Company’s warrant derivative liability at fair value, with subsequent changes recorded through net and comprehensive loss for the period.

Historically, operating results have fluctuated on a quarterly basis and the Company expects that quarterly results will continue to fluctuate in the future. Operating results for interim periods should not be relied upon as an indication of the results to be expected or achieved in any future period or any fiscal year as a whole. Risk factors affecting revenue and results are discussed in the section entitled “Risk Factors” in the Annual Report.

FOURTH QUARTER RESULTS

	Three months ended December 31,
	2021	2020
	$	$
Revenue	10,000	10,000

Expenses
Research and development	10,805	5,503
General and administrative	1,984	1,352
Depreciation and amortization	296	194
	13,085	7,049
Net (loss) income from operations	(3,085)	2,951

Finance income	(20)	(11)
Finance expenses	125	1,091
Foreign exchange loss	76	114
Other income	(605)	-
(Gain) loss on fair value of warrant derivative	(12,148)	23,062
Gain on settlement	-	(673)
Total other expenses (income)	(12,572)	23,583
Income tax expense	56	-
Net and comprehensive (income) loss	9,431	(20,632)
Basic and diluted loss per share	0.08	(0.25)

Operating Results

Total revenue for the three months ended December 31, 2021 was $10.0 million compared to $10.0 million for the three months ended December 31, 2020. Revenue is entirely related to license payments earned from Medtronic. In the three months ended December 31, 2021, the Company earned license revenue from achieving the final milestones in the Development Agreement. In the three months ended December 31, 2020, the Company earned $10.0 million from achieving a defined milestone in the Development Agreement.

For the three months ended December 31, 2021, R&D expenses increased to $10.8 million compared to $5.5 million for the for the three months ended December 31, 2020. In the quarter, R&D expenses related to the development of the Enos System and the development work required to achieve the final milestone under the Development Agreement with Medtronic. In the comparative period, the R&D expenses related to establishing a new facility in Chapel Hill, North Carolina to focus on the development of the Enos System and development work required to complete the milestone under the Development Agreement with Medtronic.

MANAGEMENT DISCUSSION AND ANALYSIS	20

G&A expenses increased to $2.0 million for the three months ended December 31, 2020 compared to $1.4 million for the three months ended December 31, 2019. The increase in G&A expenses is related to $0.5 million in severance costs and an increase in stock-based compensation.

Depreciation and amortization expenses were $0.3 million for the three months ended December 31, 2021 compared to $0.2 million for the year ended December 31, 2020. The increase in depreciation is related to expansion of the lease at the Company’s facility in Chapel Hill.

Net loss from operations was $3.1 million for the three months ended December 31, 2021 compared to net income of $3.0 million for the three months ended December 31, 2020. The $6.1 million change is related to R&D expenses related to the development of the Enos System.

Other expenses (income) primarily consists of the change in the fair value of warrant derivative due to the decrease in the share price in the current quarter.

Net and comprehensive income was $9.4 million for the three months ended December 31, 2021 compared to a net and comprehensive loss of $20.6 million for the three months ended December 31, 2020. In 2021, the net loss from operations of $3.1 million was offset by other income of $12.6 million primarily related to $12.1 million gain on the fair value of the warrant derivative. In 2020, the net income from operations of $3.0 million was reduced by the other expenses of $23.6 million primarily related to $23.0 million loss on the fair value of the warrant derivative.

LIQUIDITY AND CAPITAL RESOURCES

	Three Months Ended, December 31
	2021	2020
	$	$
Cash used in operating activities	(12,295)	(4)
Cash provided by financing activities	78	1,143
Cash used in investing activities	(154)	(345)
Net change in cash during the period	(12,371)	794
Cash, beginning of period	44,677	24,675
Cash, end of period	32,306	25,469

Cash was $32.3 million as at December 31, 2021, an increase of $6.8 million compared to $25.5 million as at December 31, 2020. In the current quarter, cash decreased due to cash used in operating activities.

Cash used in operating activities was $12.3 million for the three months ended December 31, 2021 compared to $4,000 for the three months ended December 31, 2020. In the current quarter, cash was used to fund the development of the Enos System. In the comparative period, cash used to fund the development of the Enos System was offset by the receipt of a licensing payment from Medtronic.

Net cash provided by financing activities was $78,000 for the three months ended December 31, 2021 compared to $1.1 million for the three months ended December 31, 2020. In the current quarter, the Company increased the Medtronic Loan by $174,000, partially offset by the lease payments. In the comparative quarter, the Company received $1.2 million from the issuance of Common Shares to Aspire.

Net cash used in investing activities was $0.2 million for the three months ended December 31, 2021 compared to net cash used in investing activities of $0.3 million for the three months ended December 31, 2020. In the current and comparative quarters, the Company’s net cash used in investing activities included the purchase of R&D equipment and fees related to patents.

MANAGEMENT DISCUSSION AND ANALYSIS	21

CAPITAL MANAGEMENT

The Company’s objective when managing capital is to maintain a strong statement of financial position. We achieve our objective by obtaining adequate cash resources to support planned activities which include manufacturing the Enos System, filing an IDE with the FDA, clinical studies, filing the De Novo application, administrative costs, and intellectual property expansion and protection. The Company defines its capital as cash and shareholders' equity, which as at December 31, 2021 totaled $67.6 million [December 31, 2020 - $11.7 million].

The Company does not have any debt other than accounts payable and accrued liabilities and lease liabilities. The Company does have commitments related to the Enos System.

In managing its capital, the Company estimates future cash requirements by preparing an annual budget for review and approval by its Board. The budget establishes the approved activities for the upcoming year and estimates the costs associated with these activities.

Historically, the Company has funded its operations through the issuance of additional Common Shares and common share purchase warrants that upon exercise are converted to Common Shares and through license revenue received under licensing agreements. While management regularly monitors the capital markets, general market conditions, and the availability of capital, there are no assurances that funds will be made available to the Company in the required amounts or when required. The Company has the ability to sell approximately 2.7 million shares under the terms of the Aspire Agreement, which will expire in June 2022.

On July 30, 2019, the Company filed a Form F-3 registration statement (the "Base Shelf") that qualifies for distribution of up to $125,000,000 of Common Shares, warrants, or units (the "Securities") in either Canada, the U.S. or both.

Under the Base Shelf, the Company may sell Securities to or through underwriters, dealers, and also may sell Securities directly to purchasers or through agents, subject to obtaining any applicable exemption from registration requirements. The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be subject to change, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying Prospectus Supplement.

The Base Shelf provides the Company with additional flexibility when managing its cash resources as, under certain circumstances, it can shorten the time period required to close a financing and is expected to increase the number of potential investors that may be prepared to invest in the Company. Funds received as a result of using the Base Shelf would be used in line with the Board approved budget. The Base Shelf is effective until July 30, 2022.

MANAGEMENT DISCUSSION AND ANALYSIS	22

CONTRACTUAL OBLIGATIONS

Contractual obligations relating to accounts payable and accrued liabilities, long-term debt, and lease liabilities and purchase order commitments as at December 31, 2021, are as follows:

	Total	Less than 1 year	2 – 3 years	4 – 5 years	Greater than 5 years
	$	$	$	$	$
Accounts payable and accrued liabilities	5,616	5,616	-	-	-
Lease liabilities	1,327	346	981	-	-
Purchase order commitments[1]	9,313	9,313	-	-	-
TOTAL	16,256	15,275	981	-	-

Note:

1.	Purchase order commitments are obligations that are not reflected on the balance sheet. These are contracts with suppliers not yet fulfilled. These commitments are with engineering consulting firms to support the development of the Enos System and suppliers for parts to manufacture the Enos System.

COMPARISON OF ANTICIPATED VERSUS ACTUAL USE OF PROCEEDS FROM FINANCINGS

The following table sets forth the variances, if any, between the anticipated and actual use of proceeds from the Company’s financings completed in the 2021 fiscal year.

Date of Financing	Anticipated Use of Proceeds	Actual Use of Proceeds
February 24, 2021	The Company intends to use the net proceeds from the offering to continue development of its Enos System; complete system verification testing; complete HFE summative testing; update application for planned IDE clinical studies as additional testing lab data is received and continue preparation for human confirmatory studies; submit an IDE application to FDA; and complete secondary build of Enos system IDE units including instruments and accessories.	As anticipated
January 26, 2021	The Company intends to use the net proceeds from the offering to continue development of its Enos System	As anticipated

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this report, the Company had no off-balance sheet arrangements.

MANAGEMENT DISCUSSION AND ANALYSIS	23

OUTSTANDING COMMON SHARE DATA

The following table summarizes the outstanding share capital as of March 23, 2022:

Type of Securities	Number of Common Shares issued or issuable upon conversion
Common Shares [1,2]	111,202,690
Stock options[3]	5,257,089
Restricted share units[4]	1,581,607
Derivative warrant units	18,955,281
Equity warrants	9,912,633

Notes:

1.	The Company has entered into an agreement with a consultant under which the Company has certain contractual obligations to grant up to 100,000 restricted Common Shares based on the consultant’s achievement of multiple pre-determined performance criteria. To date, the performance criteria have not been achieved and no restricted Common Shares have been granted to the consultant. The agreement expires on May 13, 2022.
2.	The Company entered into an agreement with a consultant under which the Company has certain contractual obligations to grant up to 125,000 restricted Common Shares based on the consultant’s achievement of multiple pre-determined performance criteria. The consultant achieved certain performance criteria and earned 75,000 restricted Common Shares. The other performance criteria have not been achieved. The agreement with the consultant was terminated on December 15, 2021.
3.	The Company has outstanding stock options enabling certain employees, directors, officers and consultants to purchase Common Shares. On March 3, 2021, the Company issued 1,801,262 stock options with an exercise price of $2.21. On June 10, 2021, the Company issued 821,124 stock options with an exercise price of $1.87. On August 20, 2021, the Company issued 693,809 stock options with an exercise price of $1.58. On November 22, 2021, the Company issued 409,650 stock options with an exercise price of $0.90.
4.	Pursuant to the Company’s Share Unit Plan, the Company granted 38,775 RSUs to certain directors during the three months ended December 31, 2021 (2,291,815 RSUs were granted to certain directors and officers during the year ended December 31, 2021).

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

A description of the Company’s significant accounting policies are included in Note 2 of the Company’s audited consolidated financial statements for the year ended December 31, 2021.

The preparation of the Consolidated Financial Statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenue and expenses during the reporting periods. Management has identified accounting estimates that it believes are most critical to understanding the Consolidated Financial Statements and those that require the application of management’s most subjective judgments, often requiring the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. The Company’s actual results could differ from these estimates and such differences could be material.

Financial statement items subject to significant judgement include, (a) incremental borrowing rate used to measure lease liabilities, (b) the fair value estimate of the measurement of lease, warrant derivative liabilities and the note payable, and (c) the assessment of the Company’s ability to meet its obligations as they come due. While management believes that the estimates and assumptions are reasonable, actual results may differ.

MANAGEMENT DISCUSSION AND ANALYSIS	24

RELATED PARTY TRANSACTIONS

During the years ended December 31, 2021, December 31, 2020 and December 31, 2019, transactions between the Company and directors, officers and other related parties were related to compensation matters in the normal course of operations and are measured at the fair value, which is the amount of consideration established and agreed to by the related parties.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, accounts payable and accrued liabilities and the warrant derivative liability. The fair value of these financial instruments approximates their carrying values, unless otherwise noted, due to the short-term maturities of these instruments, the discount rate applied or in the case of the warrant liability, due to the application of mark-to-market policy.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for the design of internal controls over financial reporting (“ICFR”) within the Company, in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

National Instrument 52-109 – Certification of Disclsoure in Issuers’ Annual and Interim Filings requires the Chief Executive Officer and Chief Financial Officer to certify that they are responsible for establishing and maintaining ICFR for the Company and that those internal controls have been designed and are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Chief Executive Officer and Chief Financial Officer are also responsible for disclosing any changes to the internal controls for the Company that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

Management, including the Chief Executive Officer and Chief Financial Officer, does not expect that the internal controls over financial reporting of the Company will prevent or detect all errors and all fraud or will be effective under all potential future conditions. A control system is subject to inherent limitations and, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control systems objectives will be met.

Further, the design of a control system must reflect that there are resource constraints, and the benefits of controls must be considered relative to their costs. Inherent limitations include the realities that judgments in decision making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by individual acts of some persons, by collusion of two or more people or by management override of the controls. Due to the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. The design of any control system is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential conditions. Projections of any evaluations of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Chief Executive Officer and Chief Financial Officer have evaluated the design and operating effectiveness of the internal controls over financial reporting of the Company and concluded that, as of December 31, 2021, and subject to the inherent limitations described above, internal controls over financial reporting were appropriately designed and were operating effectively in accordance with the framework and criteria used by the Company.

MANAGEMENT DISCUSSION AND ANALYSIS	25

There have been changes in the ICFR of the Company during the period of this MD&A that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR. These changes are outlined in the table and were implemented to remediate identified material weaknesses in its ICFR for the fiscal year ended December 31, 2020.

The Company’s three identified material weaknesses at December 31, 2020 and the steps the Company has taken to remediate these weaknesses are:

	Material Weakness	Remediation Actions
1	The Company did not have sufficient accounting resources with relevant technical accounting skills to address issues relating to the assessment of IFRS treatment for complex accounting issues, specifically relating to a material amendment to a contract with an external development firm.

The Company has enhanced its finance team to add more in-depth experience to support the growth and complexity of the business.

The Company has engaged the services of third party financial experts to assist in the preparation and review of more complex financial transactions.

2	The Company did not have sufficient accounting resources with relevant technical accounting skills to address and review issues relating to the valuation of warrant liabilities.

The Company has enhanced its finance team to add more in-depth experience to support the growth and complexity of the business.

The Company has engaged the services of third party financial experts to assist in the preparation and review of more complex financial transactions.

The Company has purchased technology that will value the warrant liabilities as well as all equity compensation.

3	The Company did not sufficiently design internal controls to provide an appropriate level of oversight regarding the financial recordkeeping and review of the Company’s cut-off procedures as they relate to the accounts payable and valuation of supplier liabilities.

The Company has enhanced its finance team to add more in-depth experience to support the growth and complexity of the business.

The Company has engaged the services of third party financial experts to assist in the preparation and review of more complex financial transactions.

The Company has designed improved internal controls related to supplier liabilities, procurement and cut-off.

MANAGEMENT DISCUSSION AND ANALYSIS	26